  Exhibit 99.1

Ardagh Group S.A. – Second Quarter 2019 Results

Ardagh Group S.A. (NYSE: ARD) today announced its results for the second quarter ended June 30, 2019.

	June 30, 2019	June 30, 2018	Change	Change CCY
	($m except per share data)
Revenue	2,268	2,347	(3%)	1%
Adjusted EBITDA [1]	395	392	1%	5%
Adjusted EBITDA margin	17.4%	16.7%	70 bps
Earnings per share	0.29	0.25	16%	21%
Adjusted earnings per share [1]	0.48	0.51	(6%)	(4%)
Profit for the period	69	58
Adjusted free cash flow [1]	(50)	43

Dividend per share declared [2]	0.14	0.14

Paul Coulson, Chairman and Chief Executive, said “Our second quarter performance was in line with our expectations, led by strong performances in our Metal Packaging Americas and Glass Packaging Europe divisions. The recently announced combination of our Metal Packaging Food & Specialty business with Exal to form Trivium Packaging, a new global leader in metal packaging owned by Ontario Teachers’ and Ardagh, is an important strategic step for the Group.”

•	Revenue of $2,268 million increased by 1% on a constant currency basis;
•	Adjusted EBITDA of $395 million increased by 5% at constant exchange rates;
•	Earnings per share for the quarter of $0.29, an increase of 16%;
•	Adjusted earnings per share of $0.48 (2018: $0.51);
•

Adjusted EBITDA growth in three of four segments, led by Metal Packaging Americas and Glass Packaging Europe.  Cost reductions offset lower volumes in Glass Packaging North America, while Metal Packaging Europe was impacted by increased input costs;

•	Global beverage can volume growth of 1% with volume/mix growth of 6%;
•

Metal Packaging Food & Specialty (“Food & Specialty”) to combine with Exal Corporation to form Trivium Packaging (“Trivium”), a new global leader in metal packaging jointly owned with Ontario Teachers’. Ardagh will hold a 43% stake in Trivium and will receive cash proceeds of $2,500 million, to be used for debt reduction at Ardagh Group S.A.. The transaction is expected to close in the fourth quarter of 2019;

•	Full year 2019 outlook[3] re-iterated, with third quarter Adjusted EBITDA of $410-$420 million.

1. For a reconciliation to the most comparable GAAP measures, see page 12.

2. Payable on August  30, 2019 to shareholders of record on August  16, 2019.

3. 2019 Adjusted EBITDA of at least $1.5 billion, before divestment of Food and Specialty to Trivium.

   Pro Forma for divestment, Adjusted EBITDA of at least $1.15 billion.

1

Summary Financial Information

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(in $ millions, except EPS, ratios and percentages)
Revenue	2,268	2,347	4,488	4,571
Profit for the period	69	58	82	43
Adjusted profit for the period [4]	114	120	197	199
Adjusted EBITDA [4]	395	392	758	740
Adjusted EBITDA margin	17.4%	16.7%	16.9%	16.2%
Earnings per share	0.29	0.25	0.35	0.18
Adjusted earnings per share [4]	0.48	0.51	0.83	0.84

Cash generated from operations	268	338	358	332
Operating cash flow [4]	101	204	(15)	55
Adjusted free cash flow [4]	(50)	43	(263)	(199)

	At June 30,	At December 31,
	2019	2018
	$m	$m
Net debt [5]	8,190	7,462
Cash and available liquidity	876	1,170
Net debt to LTM Pro Forma EBITDA *	5.3x	N/A

4. For a reconciliation to the most comparable GAAP measures, see page 12.

5. Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents. Net borrowings at June 30, 2019 includes the impact of IFRS 16 leases.

2

Financial Performance Review

Bridge of 2018 to 2019 Revenue and Adjusted EBITDA

Three months ended June 30, 2019

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Revenue 2018	929	541	419	458	2,347
Organic	9	8	21	(25)	13
FX translation	(64)	—	(28)	—	(92)
Revenue 2019	874	549	412	433	2,268

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Adjusted EBITDA 2018	157	74	91	70	392
Organic	(15)	7	8	(5)	(5)
IFRS 16	8	2	6	8	24
FX translation	(10)	—	(6)	—	(16)
Adjusted EBITDA 2019	140	83	99	73	395

Adjusted EBITDA 2019 margin	16.0%	15.1%	24.0%	16.9%	17.4%
Adjusted EBITDA 2018 margin	16.9%	13.7%	21.7%	15.3%	16.7%

Six months ended June 30, 2019

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Revenue 2018	1,814	1,070	816	871	4,571
Organic	52	18	42	(22)	90
FX translation	(119)	—	(54)	—	(173)
Revenue 2019	1,747	1,088	804	849	4,488

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Adjusted EBITDA 2018	291	137	171	141	740
Organic	(8)	8	14	(13)	1
IFRS 16	17	4	10	16	47
FX translation	(19)	—	(11)	—	(30)
Adjusted EBITDA 2019	281	149	184	144	758

Adjusted EBITDA 2019 margin	16.1%	13.7%	22.9%	17.0%	16.9%
Adjusted EBITDA 2018 margin	16.0%	12.8%	21.0%	16.2%	16.2%

3

Group

Revenue of $2,268 million decreased by 3% in the three-month period ended June 30, 2019, compared with the same period last year. On a constant currency basis, revenue increased by 1%, mainly due to the pass through of increased input costs, partly offset by lower volumes in Glass Packaging North America.

Second quarter Adjusted EBITDA of $395 million increased by 1% at actual exchange rates, compared with the same period last year. On a constant currency basis, Adjusted EBITDA increased by 5%, principally due to increased selling prices, including for the pass through of higher input costs, the impact of IFRS 16 of $24 million, and favorable volume/mix effects, partly offset by higher other operating costs.

Metal Packaging Europe

Revenue of $874 million decreased by 6% in the three-month period ended June 30, 2019, compared with the same period last year. On a constant currency basis, revenue increased by 1%, principally due to volume/mix growth and the pass through of higher input costs. Adjusted EBITDA for the quarter of $140 million decreased by 11% at actual exchange rates and 5% at constant currency rates,  compared with the same period last year.  The reduction in Adjusted EBITDA principally reflected higher input and other operating costs, as well as some adverse weather impact on beverage can volumes, partly offset by the  $8 million impact of IFRS 16 and favorable volume/mix effects.

Metal Packaging Americas

Revenue increased by 1%  to $549 million in the second quarter of 2019,  compared with the same period last year. This was principally due to favorable volume/mix effects of 4%,  as growth in beverage cans was partly offset by the impact of a plant closure in food & specialty in late-2018, as well as the pass through of lower input costs. Adjusted EBITDA of $83 million increased by 12% compared with the prior year, principally reflecting favorable volume/mix effects and the impact of IFRS 16, partly offset by higher operating costs.

Glass Packaging Europe

Revenue of $412 million decreased by 2% at actual exchange rates and increased by 5% at constant exchange rates, in the three-month period ended June 30, 2019, compared with the same period last year. Revenue growth principally reflected favorable mix, increased engineering activity and higher selling prices to recover increased input costs. Adjusted EBITDA for the quarter of $99 million increased by 16% at constant exchange rates, compared with the same period last year, mainly due to favorable mix effects,  the impact of IFRS 16 and higher selling prices.

Glass Packaging North America

Revenue decreased by 5% to $433 million in the second quarter, compared with the same period last year, principally reflecting lower volume/mix. Adjusted EBITDA for the quarter of $73 million increased by 4%, compared with the same period last year, mainly due to cost savings from the Group’s capacity realignment initiatives, the impact of IFRS 16 and higher selling prices to recover increased costs, partly offset by unfavorable volume/mix.

Combination of Food & Specialty with Exal

On July 15, 2019, the Group announced that it had entered into an agreement to combine its Food & Specialty Metal Packaging business, operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal, a leading producer of aluminum containers, to form Trivium, a global leader in metal packaging.

The combination of Food & Specialty with Exal, currently controlled by Ontario Teachers’ Pension Plan Board (“Ontario Teachers”), will create one of the largest metal packaging companies in the world. Trivium will be headquartered in the Netherlands and will operate 57 production facilities, principally across Europe and the Americas, employing approximately 7,800 people.

Trivium will serve a diverse range of leading multinational, regional and local customers operating in a wide array of end markets, including food, seafood, pet food, nutrition, beauty and personal care, household care and premium beverages.

This complementary transaction will combine Food & Specialty’s leading presence in Europe and North America, principally focused on tin-plate steel packaging, with Exal’s leadership in Americas aluminum aerosol packaging. Trivium will produce an extensive and sustainable product range, backed by dedicated research and development resources, underpinning the businesses’ reputation for customer service, quality and innovation.

4

Upon completion of the transaction, Ardagh will hold approximately a 43 per cent stake in Trivium, with 57 per cent controlled by Ontario Teachers’. Ardagh will also receive approximately $2,500 million in cash proceeds.

Upon completion, Ardagh intends to use the $2,500 million in cash proceeds from this transaction as follows:

a) Repay outstanding drawings under Ardagh’s current asset-backed loan facility (and permanently reduce commitments) by $150 million;

b) Consider, based on the circumstances around the time of the completion date, closing derivative positions of approximately $5 to $10 million in out-of-the-money swaps;

c) Exercise the optional redemption provisions, at the applicable redemption premium, of Ardagh’s existing 4.625% Senior Secured Notes due 2023 and 4.125% Senior Secured Notes due 2023, for total consideration of approximately $1,550 million;

d) Undertake an excess proceeds offer (as defined in the relevant indentures) of the 4.250% Senior Secured Notes due 2022 and 2.750% Senior Secured Notes due 2024 at par on a pro rata basis; and

e) To the extent any proceeds remain, call Ardagh’s existing 6.750% Senior Notes due 2024.

Completion of the transaction is subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and confirmation of the participation of certain Ardagh European entities in the transaction, which remains subject to works councils’ consultation. Completion is also subject to closing of the debt financing announced by Trivium on July 15, 2019 and subsequently priced on July 19, 2019. The transaction is expected to close in the fourth quarter of 2019.

On July 19, 2019, Trivium Packaging Finance BV, a wholly-owned subsidiary of Trivium, priced an offering of $2,850 million in senior secured and senior notes, due 2026 and 2027  respectively, at a blended interest rate of approximately 4.8% after swaps.

Organisational Changes

As part of its long-term succession planning, Ardagh Group is making the following organisational changes:

Shaun Murphy will join Ardagh as Chief Operating Officer on September 16, 2019, reporting to Paul Coulson, Chairman and CEO. He will also join the board of Ardagh. Shaun, who is aged 52, recently completed a highly successful six-year term as Managing Partner of KPMG in Ireland. KPMG  Ireland, which is the country’s largest professional services firm, employs over 3,000 people serving a wide range of domestic and multinational clients with a broad range of advisory services. Shaun has been a partner at KPMG for almost 20 years and served as the Lead Director on KPMG’s Global Board from 2015 until earlier this year.

Johan Gorter has decided to retire as CEO of Glass by the end of 2019. Following Johan’s retirement, Martin Petersson (CEO Glass Europe) and Bertrand Paulet (CEO Glass North America) will report to Shaun Murphy.

Following the recent agreement to combine Ardagh’s Food and Specialty business with Exal to form Trivium Packaging, David Wall has decided to step down as CEO of Ardagh’s Metal Division by the end of 2019. Oliver Graham (CEO Metal Beverage Europe/Brazil and Group Commercial Director) and Claude Marbach (CEO Metal Beverage North America) will then report to Shaun Murphy.

5

Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its second quarter 2019 earnings webcast and conference call for investors at 3 p.m. BST (10 a.m. ET) on July  25, 2019. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.on24.com/wcc/r/2034962-1/B6EA3E16E08DF3D6A8A64873C2F3906F?partnerref=rss-events

Conference call dial in:

United States: +1855 85 70686
International: +44 33 3300 0804

Participant pin code: 63132553#

Slides and quarterly report

Supplemental slides to accompany this release are available at http://www.ardaghgroup.com/investors.

Second quarter results for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2023, are available at http://www.ardholdings-sa.com/.

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 100 metal and glass production facilities in 22 countries across five continents, employing over 23,000 people with sales of $9bn.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain consolidated financial measures such as Adjusted EBITDA, LTM Pro Forma EBITDA, working capital, operating cash flow, Adjusted free cash flow, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

6

Consolidated Interim Financial Statements

Consolidated Interim Income Statement for the three months ended June 30. 2019

	Unaudited			Unaudited
	Three months ended June 30, 2019			Three months ended June 30, 2018
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$m	$m	$m	$m	$m	$m
Revenue	2,268	—	2,268	2,347	—	2,347
Cost of sales	(1,896)	15	(1,881)	(1,968)	(17)	(1,985)
Gross profit	372	15	387	379	(17)	362
Sales, general and administration expenses	(103)	(19)	(122)	(99)	(4)	(103)
Intangible amortization	(66)	—	(66)	(67)	—	(67)
Operating profit	203	(4)	199	213	(21)	192
Net finance expense	(111)	—	(111)	(103)	—	(103)
Profit before tax	92	(4)	88	110	(21)	89
Income tax charge	(29)	10	(19)	(34)	3	(31)
Profit for the period	63	6	69	76	(18)	58

Profit attributable to:
Equity holders			69			58
Non-controlling interests			—			—
Profit for the period			69			58

Earnings per share:
Basic and diluted earnings per share attributable to equity holders			$ 0.29			$ 0.25

7

Consolidated Interim Income Statement for the six months ended June 30. 2019

	Unaudited			Unaudited
	Six months ended June 30, 2019			Six months ended June 30, 2018
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$m	$m	$m	$m	$m	$m
Revenue	4,488	—	4,488	4,571	—	4,571
Cost of sales	(3,765)	4	(3,761)	(3,840)	(65)	(3,905)
Gross profit	723	4	727	731	(65)	666
Sales, general and administration expenses	(219)	(21)	(240)	(217)	(10)	(227)
Intangible amortization	(131)	—	(131)	(134)	—	(134)
Operating profit	373	(17)	356	380	(75)	305
Net finance expense	(246)	—	(246)	(229)	—	(229)
Profit before tax	127	(17)	110	151	(75)	76
Income tax charge	(41)	13	(28)	(48)	15	(33)
Profit for the period	86	(4)	82	103	(60)	43

Profit attributable to:
Equity holders			82			43
Non-controlling interests			—			—
Profit for the period			82			43

Earnings per share:
Basic and diluted earnings per share attributable to equity holders			$ 0.35			$ 0.18

8

Consolidated Interim Statement of Financial Position

	Unaudited	Audited
	At June 30,	At December 31,
	2019	2018
	$m	$m

Non-current assets
Intangible assets	3,475	3,601
Property, plant and equipment	3,805	3,388
Derivative financial instruments	19	11
Deferred tax assets	262	254
Other non-current assets	73	24
	7,634	7,278
Current assets
Inventories	1,382	1,284
Trade and other receivables	1,238	1,053
Contract asset	192	160
Derivative financial instruments	15	9
Cash and cash equivalents	374	530
	3,201	3,036
TOTAL ASSETS	10,835	10,314

Equity attributable to owners of the parent
Issued capital	23	23
Share premium	1,292	1,292
Capital contribution	485	485
Other reserves	84	45
Retained earnings	(3,447)	(3,355)
	(1,563)	(1,510)
Non-controlling interests	1	1
TOTAL EQUITY	(1,562)	(1,509)
Non-current liabilities
Borrowings	7,741	7,729
Lease obligations	369	32
Employee benefit obligations	984	957
Derivative financial instruments	74	107
Deferred tax liabilities	516	543
Provisions	35	38
	9,719	9,406
Current liabilities
Borrowings	329	114
Lease obligations	73	4
Interest payable	80	81
Derivative financial instruments	18	38
Trade and other payables	1,992	1,983
Income tax payable	109	114
Provisions	77	83
	2,678	2,417
TOTAL LIABILITIES	12,397	11,823
TOTAL EQUITY and LIABILITIES	10,835	10,314

(i)

9

Consolidated Interim Statement of Cash Flows

	Unaudited		Unaudited
	Three months ended ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$m	$m	$m	$m
Cash flows from operating activities
Cash generated from operations	268	338	358	332
Interest paid	(129)	(139)	(210)	(207)
Income tax paid	(22)	(22)	(38)	(47)
Net cash from operating activities	117	177	110	78

Cash flows from investing activities
Purchase of property, plant and equipment	(150)	(143)	(335)	(306)
Purchase of software and other intangibles	(7)	(10)	(16)	(15)
Proceeds from disposal of property, plant and equipment	3	2	3	4
Net cash used in investing activities	(154)	(151)	(348)	(317)

Cash flows from financing activities
Repayment of borrowings	(1)	(1)	(3)	(2)
Proceeds from borrowings	47	—	217	—
Dividends paid	(33)	(33)	(66)	(66)
Consideration paid on extinguishment of derivative financial instruments	—	—	(14)	—
Deferred debt issue costs paid	—	(4)	(2)	(5)
Lease payments	(25)	(1)	(46)	(2)
Net cash (outflow)/inflow from financing activities	(12)	(39)	86	(75)

Net decrease in cash and cash equivalents	(49)	(13)	(152)	(314)
Cash and cash equivalents at the beginning of the period	416	493	530	784
Exchange gains/(losses) on cash and cash equivalents	7	(15)	(4)	(5)
Cash and cash equivalents at the end of the period	374	465	374	465

`

(ii)

10

Financial assets and liabilities

At June 30, 2019, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$m	$m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	853	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	501	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	508	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,708	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	853	—
Global Asset Based Loan Facility	USD	818	07-Dec-22	Revolving	317	317	501
Lease Obligations	USD/GBP/EUR			Amortizing		442	—
Other borrowings/credit lines	EUR/USD		Rolling	Amortizing		12	1
Total borrowings / undrawn facilities						8,559	502
Deferred debt issue costs and bond premium						(47)	—
Net borrowings / undrawn facilities						8,512	502
Cash and cash equivalents						(374)	374
Derivative financial instruments used to hedge foreign currency and interest rate risk						52	—
Net debt / available liquidity						8,190	876

11

Reconciliation of profit for the period to Adjusted profit

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$m	$m	$m	$m
Profit for the period	69	58	82	43
Total exceptional items [6]	4	21	17	75
Tax credit associated with exceptional items	(10)	(3)	(13)	(15)
Intangible amortization	66	67	131	134
Tax credit associated with intangible amortization	(13)	(15)	(27)	(30)
(Gains)/loss on derivative financial instruments	(2)	(8)	7	(8)
Adjusted profit for the period	114	120	197	199

Weighted average common shares	236.36	236.35	236.36	236.35

Earnings per share	0.29	0.25	0.35	0.18

Adjusted earnings per share	0.48	0.51	0.83	0.84

Reconciliation of profit for the period to Adjusted EBITDA, cash generated from operations, operating cash flow and Adjusted free cash flow

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$m	$m	$m	$m
Profit for the period	69	58	82	43
Income tax charge	19	31	28	33
Net finance expense	111	103	246	229
Depreciation and amortization	192	179	385	360
Exceptional operating items	4	21	17	75
Adjusted EBITDA	395	392	758	740
Movement in working capital	(106)	(24)	(368)	(350)
Transaction-related, start-up and other exceptional costs paid	(12)	(17)	(19)	(40)
Exceptional restructuring paid	(9)	(13)	(13)	(18)
Cash generated from operations	268	338	358	332
Transaction-related, start-up and other exceptional costs paid	12	17	19	40
Capital expenditure [7]	(154)	(151)	(348)	(317)
Lease payments due to the adoption of IFRS 16	(25)	—	(44)	—
Operating cash flow	101	204	(15)	55
Interest	(129)	(139)	(210)	(207)
Income tax paid	(22)	(22)	(38)	(47)
Adjusted free cash flow	(50)	43	(263)	(199)

6. Total exceptional items before tax for the three months ended June 30, 2019 of $4 million include  $7 million related to the Group’s capacity realignment programs comprising restructuring costs ($2 million), property, plant and equipment impairment charges ($2 million) and start-up related costs ($3 million). These costs were incurred in Glass Packaging North America ($3 million) and Metal Packaging Europe ($4 million). Total exceptional items for the three months ended June 30, 2019 also include a $37 million pension service credit recognized in Glass Packaging North America, $15 million related to a provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of the Group’s U.S. glass business legal matter and  $19 million transaction-related costs, primarily related to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation.

Total exceptional items before tax for the six months ended June 30, 2019 of $17 million include $18 million related to the Group’s capacity realignment programs comprising restructuring costs ($10 million), property, plant and equipment impairment charges ($4 million) and start-up related costs ($4 million). These costs were incurred in Glass Packaging North America ($11 million) and Metal Packaging Europe ($7 million). Total exceptional items for the six months ended June 30, 2019 also include a $37 million pension service credit recognized in Glass Packaging North America, $15 million related to a provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of the Group’s U.S. glass business legal matter and $21 million transaction-related costs, primarily related to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation.

7. Capital expenditure for the three and six months ended June 30, 2019, includes $17 million and $49 million respectively, relating to spend on short payback projects.

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